Filed by: Harris Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No.: 001-35228

Acquisition of Exelis

February 6, 2015

harris.com

Forward-looking statements

Statements in this presentation that are not historical facts are forward-looking statements that reflect management’s current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed transaction; the anticipated benefits of the proposed combination, including estimated synergies; the estimated financial results of Exelis for 2014; Exelis’ expected unfunded pension liability at the end of 2014; the effects of the proposed combination with Exelis, including effects on future financial and operating results, and other statements that are not historical facts. Harris cautions investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements tatements are the following: the occurrence ccurrence of any event, change or other circumstances ircumstances that could give ive rise to the termination of the merger agreement; the possibility that Exelis shareholders may not approve the merger agreement, the risk that the parties may not be able to obtain the necessary regulatory approvals or to satisfy any of the other conditions to the proposed transaction in a timely manner or at all; the risk that financing for the proposed transaction may not be obtained on anticipated terms or at all; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that Harris may fail to realize the benefits expected from the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Harris’ common stock; and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Harris and Exelis to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, including the U.S. Government; and on their operating results and businesses generally. Further information relating to factors that may impact Harris’ and Exelis’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and Harris and Exelis disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

A transformational acquisition

Powerful combination of two culturally-aligned, technology-focused, highly complementary companies

~23,000 employees including ~9,000 engineers/scientists

~$8.2 billion revenue

~$1.6 billion EBITDA

Creates an industry innovator with much greater scale providing a broad spectrum of technology-based advanced communication systems

Notes:

(1) Trailing 12 months as of quarter ending January 2, 2015 (2) Represents 2014 Exelis guidance as of February 6, 2015

$ Billions

Revenue

4.96 3.25 8.21

Harris(1) Exelis(2) Harris Pro forma

$ Billions

Harris(1) Exelis(2) Harris Pro forma

1.07 0.51 1.58

Exelis overview

Electronic Geospatial Information Night Vision Aerostructures Systems Systems Systems and Communications

Spun out of ITT in 2011 Headquartered in McLean, VA ~10,000 employees, 3,000 engineers and scientists 2014 revenue of ~$3.25 billion / EBITDA of ~$511 million(1)

Prime: 71%; Sub: 29%

Fixed price: 53%; Cost plus: 47% Funded backlog of ~$2.8 billion as of 12/31/14(1)

Segment revenue

Aerostructures

3% Electronic Information Systems Systems 29%

34%

21% 13%

Geospatial Night Vision

& Comms

Customer revenue

International & Air Force Commercial 23%

21%

17%

Civil U.S. 16%

Navy & 17% 6% Marines Other DoD Army

& Intel

Note:

(1) Represents 2014 Exelis guidance as of February 6, 2015

Transaction overview

Consideration

Financing

Approvals and Timing

Total purchase price of $23.75 per share or $4.75 billion enterprise value 70% cash / 30% equity Exelis’ shareholders will receive $16.625 in cash and 0.1025 Harris shares

Fully committed bridge financing in place

Historically low rate financing environment

Strong balance sheet providing flexibility and ability to invest for growth

Pro-forma leverage of ~2.9x net debt to adjusted EBITDA(1) at closing with significant pre-payable debt

Rapid de-leveraging with net leverage of ~1.5x in year 3

Subject to approval of Exelis’ shareholders Customary regulatory approvals, including HSR Transaction expected to close in June 2015

Note:

(1) Exelis’ standalone EBITDA adjusted for the purchase accounting reset of its net actuarial pension losses to zero

Pension position

Significant diligence on pension plan using specialist outside advisors

12/31/14 net unfunded pension position of

~$1.9 billion(1)

Interest rates are at historically low levels, providing a strong positive bias to net underfunding

Pension funding requirements are clear and fully factored into our thinking:

High level of government / CAS reimbursements

Stable and highly visible near-term cash funding requirements due to MAP-21

Pro forma pension position is in-line with peers

20 Year History of the 10-year Treasury Rate(2)

2014 – 2015 YTD

10.0%

3.0%

2.5%

808.0%

2.0%

1.5%

6.0%

4.0%

2.0%

1.79%

0.0%

Jan-95

Dec-98

Dec-02

Dec-06

Dec-10

Feb-15

Pension Liability / Market Cap. vs. Peers

N/M

Exelis Harris Pro

Aerospace & Defense Peers

Forma

Notes:

(1) Represents 2014 Exelis guidance as of February 6, 2015 (2) As of February 3, 2015

Highly strategic acquisition

Strengthens core franchises and provides optionality for portfolio shaping Builds stronger platform for growth Creates scale and more balanced earnings Generates meaningful cost synergies Creates significant value for all stakeholders Timing perfect, internally and externally

Combination creates a significantly stronger, more diversified and more competitive company that is better positioned with its key customers to compete for and win new contracts

Strengthens core franchises

Space & Weather Intelligence

Air Traffic Management Tactical Communications

Highly complementary core franchises

Enhanced scale across platforms to drive efficiency and better address customer needs

Optimized R&D portfolio to drive innovation Deep customer relationships Similar cultures and shared values

Builds stronger platform for growth

International Channels

Complementary Platforms and Solutions

Value-Added Services

Tactical Communications

Electronic Warfare Air Traffic Management Weather Night Vision

Markets with channel opportunity

Individual

Mission processors Soldier System

Digital maps

Data links

Night Vision Tactical Radios

Airborne radios

Geospatial image analysis Geospatial image analysis

Cloud-based solution Hyper spectral imaging

Airport situational awareness Remote sensing Light detection and ranging

Web-based tracking 3D topographic mapping

Real-time weather intelligence Aviation weather data

Location-based updates National real-time data

Creates scale, more balanced earnings

Industry Players

12/31/14 LTM Revenues ($B)(1)

46

31 31

24 24 23

12

8 7

5 5 55 5 4

3 3

Long tail of Tier 3/4 Suppliers

(2) (3) (3) (3) (3)

Primes Tier 2

Harris Segment Operating Income

Harris FY14 Harris Pro Forma

INS

RF

GCS 29% 59% RF

Other

Harris FY14 Harris Pro Forma

Int’l & Air Force Navy Int’l & Air Force

Commercial 8% & Marines Commercial

6% Army Navy

32% 6% & Marines

22% Army

Other DoD Other DoD &

26% & Intel Intel

Civil / State / Local Civil / State / Local

Notes:

(1) Source: company estimates based on public filings (2) Excludes commercial aerospace (3) LTM as of last public filing

LMT BA GD BAE NOC RTN LLL Harris PF LDOS BAH CPL ATK / ORB Harris

SAIC CACI Exelis

Generates meaningful cost synergies

Significant work done to fully diligence synergy opportunity

Sources of cost synergies

HQ consolidation and public company costs

Manufacturing / supply chain / program efficiencies

Functional efficiencies / overhead reductions

Net of customer flow-through savings

No revenue synergies included but opportunities exist

Net Synergy(1)

$ Millions

Cash Investment Cost

Run-Rate Savings

130 – 150

100 – 120

A focused and highly experienced management team to drive the integration

Note:

(1) Excludes deal related costs

Creates significant value for shareholders

$4.75 billion acquisition at attractive multiples

9.3x 2014 EBITDA(1)

8.0x 2014 adjusted EBITDA(1)(2)

Immediate and significant earnings accretion

Transaction is GAAP EPS accretive in first full year and a significant contributor thereafter

Free cash flow generation

Significantly larger, more diversified company with expected pro forma FCF approaching $1 billion in year 4

In-line pro forma pension position with clear visibility on cash funding needs

Notes:

(1) Based on 2014 Exelis guidance as of February 6, 2015

(2) Exelis’ standalone EBITDA adjusted for the purchase accounting reset of its net actuarial pension losses to zero

Timing perfect – internally and externally

Harris Business Excellence embedded in culture

Budgets expected to improve

Historically low interest rates

Integration

Speed, sense of urgency and “best of best” management philosophy

Dedicated senior-level integration team with deep CEO involvement

Integration leaders transition to the business and own the results

DoD base budget

5-year CAGR

Estimate with

Sequestration 2.8%

2.1%

556 561 570

528 530 534 547

495 496 496

FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20

President’s GFY16 budget request

20 Year History of the 10-year Treasury Rate(1)

10.0% 3.0% 2014 – 2015 YTD

2.5%

8.0% 2.0%

1.5%

6.0%

4.0%

2.0%

1.79%

0.0%

Jan-95 Dec-98 Dec-02 Dec-06 Dec-10 Feb-15

Note:

(1) As of February 3, 2015

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Harris Corporation and Exelis. In connection with the proposed transaction, Harris Corporation intends to file a registration statement on Form S-4, that will include a proxy statement of Exelis and a prospectus of Harris with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Exelis or Harris Corporation may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS OF EXELIS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY

STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Harris Corporation will be made available free of charge on Harris Corporation’s website at http://harris.com/investors/. Copies of documents filed with the SEC by Exelis will be made available free of charge on Exelis’s website at http://investors.exelisinc.com/.

Participants in Solicitation

Harris Corporation and its directors and executive officers, and Exelis and its directors and executive officers, may be deemed to be participants in the solicitation of proxies roxies from the holders of Exelis common stock tock in respect of the proposed transaction. Information about the directors and executive officers of Harris Corporation is set forth in the proxy statement for Harris Corporation’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on September 9, 2014.

Information about the directors and executive officers of Exelis is set forth in the proxy statement for Exelis’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.